FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brookfield Properties Corporation (“BPO”)
Brookfield Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

Item 2	Date of Material Change

July 30, 2010

Item 3	News Release

BPO’s news release announcing this material change was issued through Business Wire on July 30, 2010 and is attached as Schedule “A” to this report.

Item 4	Summary of Material Change

On July 30, 2010, BPO announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan includes the acquisition by BPO from its controlling shareholder Brookfield Asset Management Inc. (“BAM”) of an interest in a significant portfolio of premier office properties in Australia, as well as the divestment of BPO’s residential land and housing business.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On July 30, 2010, BPO announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan includes the acquisition by BPO from BAM of an economic interest in 16 premier Australian office properties for total consideration of approximately AUS$1.6 billion (the “Transaction”). The properties comprise 8 million square feet in Sydney, Melbourne and Perth which are 99% leased and have a total value of AUS$3.8 billion. For further information regarding the Transaction, see the supplemental information attached to this report as Schedule “B”.

Master Agreement

The terms and conditions under which BAM and BPO have agreed to undertake the Transaction are set out in an agreement between BAM and BPO dated June 30, 2010 (the “Master Agreement”). The Master Agreement provides that BPO will acquire the economic interest in the portfolio through a total return swap under which BPO will be entitled to the net cash flows and any changes in the value of the assets for a term of five years. BPO will have the option at any time during the term to acquire, or to designate a third party to acquire, BAM’s equity interests in the assets. BPO has also agreed to advance BAM an amount equal to the exercise price on completion of the Transaction by way of an unsecured loan, initially in the amount of approximately AUS$1.6. If BPO exercises its option to acquire the equity interests in the assets, repayment of the loan will be offset against the exercise price. BPO does not expect to exercise its option within the first 12 months after closing of the Transaction.

BPO will be the property manager for the portfolio commencing on completion of the Transaction (other than where there is an existing third party property manager). To this end, BPO has agreed to make offers of employment to those of BAM’s employees who have been responsible for managing the portfolio to date and to assume BAM’s liabilities relating to those employees.

The Master Agreement provides that prior to a disposition or development of certain of BAM’s Australian office property assets, BAM will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with BPO in good faith BPO’s participation in such transaction prior to or concurrent with discussing the same with other third parties. The Master Agreement also provides that for long as BAM owns those properties, BPO will manage them on a cost-recovery basis.

BPO will fund the Transaction from available liquidity of US$1.3 billion and from a US$750 million subordinate bridge acquisition facility from BAM on reasonable commercial terms (the “Bridge Loan”), which BPO will repay from the completion of some or all of the following: assets sales, including a sell down of BPO’s interest in its publicly-listed company Brookfield Office Properties Canada, or other financing or capital activities.

BPO and BAM have agreed to work cooperatively to complete the Transaction as soon as possible but in any event not later than September 30, 2010.

Process

On February 4, 2010, the board of directors of BPO formed an independent committee of directors who are independent of BAM (the “Independent Committee”) to assess the Transaction. The members of the Independent Committee are Allan S. Olson (Chair), William Cahill, Paul McFarlane and Robert Stelzl. The Independent Committee engaged Morgan Stanley & Co. Incorporated as its financial advisors and Davies Ward Phillips & Vineberg LLP as its legal advisors.

The Independent Committee determined that the Transaction is reasonable and fair to, and in the best interests of, BPO and unanimously recommended that the board of directors of BPO approve the Transaction.

Formal Valuation and Minority Exemptions

As BAM is the controlling shareholder of BPO, each of the Transaction and the Bridge Loan is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Transaction is exempt from formal valuation and minority approval requirements that would otherwise apply given that neither the fair market value of the subject matter of, nor the fair market value of the consideration for the transactions, is greater than 25% of the BPO’s market capitalization (as calculated in accordance with MI 61-101).

In addition, the Bridge Loan is exempt from the minority approval requirement that would otherwise apply given that it is on reasonable commercial terms that are not less advantageous to BPO than if the loan were obtained from a person dealing at arm’s length with BPO and that the Bridge Loan is not convertible into equity or voting securities or repayable in equity or voting securities.

Other Matters

BPO also announced that, as a further step in the strategy of converting BPO into a global pure-play office company, it intends to dispose of its residential land and housing division. To this end, BPO intends to start initial discussions with Brookfield Homes Corporation regarding the possible merger of these operations with Brookfield Homes Corporation. Should the merger proceed, BPO’s equity interest in the residential business would be converted into a listed security in the merged entity which BPO would then dispose of through an offering to its shareholders. BAM would commit to acquire any shares of the merged entity that are not otherwise subscribed for in the offering, thereby ensuring that BPO will successfully dispose of its residential interests and receive full proceeds.

To reflect its strategic repositioning, BPO will begin operating immediately under the name “Brookfield Office Properties” and intends to seek approval as its next shareholder meeting to change its name to “Brookfield Office Properties Inc.” BPO’s shares will continue to trade under the ticker symbol “BPO” on the New York and Toronto stock exchanges.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Bryan Davis, Chief Financial Officer, at (416) 359-8612.

Item 9	Date of Report

July 30, 2010.

Forward-Looking Statements

This material change report contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about BPO’s beliefs and expectations relating to the Australia office transaction and a possible transaction involving its residential land and housing business and benefits that are expected to be realized as a result of the transactions. There can be no assurance that any of the proposed transactions will be consummated or that the anticipated benefits will be realized. Although BPO believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BPO to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, BPO cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to BPO’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on BPO's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by BPO with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in BPO’s annual report under the heading “Management’s Discussion and Analysis.” BPO undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE A

NEWS  RELEASE

BROOKFIELD PROPERTIES ANNOUNCES PLAN TO BECOME A
PURE-PLAY OFFICE COMPANY

Acquiring Interest in High-Quality Australian Office Portfolio;
Residential Land and Housing Business to be Divested;
Company to be Renamed Brookfield Office Properties

NEW YORK, July 30, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan includes the acquisition of an interest in a significant portfolio of premier office properties in Australia from Brookfield Asset Management (BAM: NYSE, TSX, Euronext) as well as the divestment of Brookfield Properties’ residential land and housing business.

“This strategy will position Brookfield Properties at the forefront of the global office property scene,” stated Ric Clark, president and chief executive officer of Brookfield Properties Corporation. “Expanding internationally to dynamic gateway cities such as Sydney, Melbourne and Perth, Australia, with similar characteristics to our current North American markets, provides great operational synergies.”

Clark added: “Given its rich resource base and strong trading relationship with the world’s fastest growing economies, investment in Australia should put Brookfield Properties in a strong position to experience meaningful growth as the global economies emerge from the economic  downturn. Following these transactions, Brookfield Properties will have leading office portfolios in each of the United States, Canada and Australia, as well as a modest but growing interest in the United Kingdom, transforming Brookfield Properties into the global security for investors looking for ownership in premier office assets.”

Australia Office Transaction

Brookfield Properties has agreed to enter into a transaction with Brookfield Asset Management  whereby Brookfield Properties will pay Brookfield Asset Management A$1.6 billion (US$1.4 billion) for an interest in 16 premier Australian office properties comprising 8 million square feet in Sydney, Melbourne and Perth which are 99% leased. The properties have a total value of A$3.8 billion (US$3.4 billion).

Brookfield Properties’ board of directors established an independent committee to assess the transaction. The committee retained Morgan Stanley & Co., Incorporated as its financial advisor. The independent committee unanimously recommended that the board of directors approve the proposed transaction.

This transaction is expected to be completed in the third quarter of 2010 following the receipt of third party consents and approvals.

Brookfield Properties will fund the transaction from available liquidity of US$1.3 billion and from a US$750 million subordinate bridge acquisition facility from Brookfield Asset Management, which will be repaid from the completion of some or all of the following: asset sales, including a sell down of Brookfield Properties’ equity interest in its publicly-listed company Brookfield Office Properties Canada (TSX: BOX.UN), or other financing or capital activities.

A supplemental information package relating to this transaction is available on Brookfield Properties’ website at www.brookfieldproperties.com.

Residential Operations Disposition

As a further step in the strategy of converting Brookfield Properties into a global pure play office company, the company announced that it intends to divest of its residential land and housing division. To this end, Brookfield Properties intends to commence discussions with Brookfield Homes Corporation (NYSE: BHS) regarding the possible merger of these operations with Brookfield Homes.  Should the merger proceed, Brookfield Properties’ equity interest in the residential business would be converted into a listed security in the merged entity which Brookfield Properties would then dispose of through an offering to its shareholders. Brookfield Asset Management would commit to acquire any shares of the merged entity that are not otherwise subscribed for in the offering, thereby ensuring that Brookfield Properties will successfully dispose of its residential interests and receive full proceeds.

The above transaction would complete Brookfield Properties’ process of divesting of its residential land and housing business that commenced with the initial creation and distribution of Brookfield Homes in 2003.  At the time, the current, largely Canadian business was relatively small and therefore retained within Brookfield Properties. Since that time, the operation has grown substantially and Brookfield Properties now believes that it is appropriate to separate the businesses, serving the dual purpose of furthering the strategic repositioning of Brookfield Properties and enhancing the value of the residential business through the creation of a diversified North American residential land and housing company.

Brookfield Homes, listed on the New York Stock Exchange with a market capitalization of approximately US$500 million, is a land developer and home builder focused primarily in California and the Washington, DC area markets.  Brookfield Asset Management is the owner of approximately 82% of Brookfield Homes. Brookfield Asset Management has advised that it is supportive of the merger discussions. Any transaction would be subject to review by Brookfield Properties’ independent committee.

Name Change

To reflect this strategic repositioning, Brookfield Properties Corporation will begin operating immediately under the name “Brookfield Office Properties” and intends to seek approval at its next shareholder meeting to change its name to “Brookfield Office Properties Inc.” The company’s shares will continue to trade under the ticker symbol BPO on the New York and Toronto Stock Exchanges.

* * *

Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Brookfield Asset Management Profile
Brookfield Asset Management, focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com

For more information, please visit our web sites at www.brookfieldproperties.com and www.brookfield.com or contact:

Brookfield Properties Melissa Coley VP, Investor Relations and Communications Tel: 212-417-7215 Email: melissa.coley@brookfield.com	Brookfield Asset Management Katherine Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com
This press release does not constitute the offer of any securities.

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about Brookfield Properties' and Brookfield Asset Management’s beliefs and expectations relating to the Australia office transaction and a possible transaction involving Brookfield Properties’ residential land and housing business and benefits that are expected to be realized as a result of the transactions. There can be no assurance that any of the transactions will be consummated or that the anticipated benefits will be realized. Although Brookfield Properties and Brookfield Asset Management believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to their properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in Brookfield Properties’ Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in each of the companies’ most recent “Management’s Discussion and Analysis.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE B

[Please see attached.]

B-1

Brookfield

Brookfield Properties

Australia Office Portfolio Transaction

July 30, 2010

B-2

Brookfield

Overview

- Brookfield Properties ("BPO") announced a plan to transform itself into a pure-play global office property company which includes:
  - The acquisition of an interest in a portfolio of 16 premier office properties in Australia from Brookfield Asset Management ("BAM")
  - The intention to divest of its residential land and housing business
  - A change in name to "Brookfield Office Properties"
- The transactions will position BPO as the only publicly listed Class-A office company that has:
  - a presence in four of the world's most important developed countries
  - a scalable asset management model to service global tenants

	U.S.	Canada	Australia	U.K.	Total
Number of managed properties	62	31	16	1	110
Portfolio sq. ft. (000s)	47,651	22,037	7,161	-	76,849
Development sq. ft. (000s)	9,657	4,227	972	820	15,676
Portfolio vacancy	6.1%	3.1%	0.7%	-	5.4%
Market vacancy	12.2%	8.6%	7.3%	-	10.8%

B-5

Brookfield

Overview, cont.

- The portfolio of 16 premier Australian office properties (the "Portfolio") comprise 8 million square feet in Sydney, Melbourne and Perth and are currently 99% leased
- The portfolio interest will be acquired for A$1.6 billion (approx. US$1.4 billion):

(A$ in millions)	Sydney	Melbourne	Perth[(1)]	Total (A$)	Total (US$)[(3)]
Number of properties	10	4	2	16	16
Gross asset value	$ 1,843	$ 941	$ 1,014	$ 3,798	$ 3,418
Associated debt [(2)]	(1,081)	(548)	(597)	(2,226)	(2,003)
Net equity	**$ 762**	**$ 393**	**$ 417**	**$ 1,572**	**$ 1,415**
Value per square foot				$ 753	$ 678
Implied going-in cap rate[(4)]				6.7%	6.7%
Approximate initial FFO yield				6.0%	6.0%

1. *Includes City Square which is currently under construction (value of A$940 million with debt of A$550 million.)*
2. *Includes debt at a loan-to-value of 57% at an average rate of 7.4% ,working capital and minority interest*
3. *Converted at a rate of 1A$ = US$0.90*
4. *Based on current cash net operating income*

- The transaction is expected to close in the third quarter of 2010
- The transaction will be funded from available liquidity of $1.3 billion and from a $750M subordinate acquisition facility from BAM which is intended to be repaid from the completion of some or all of the following:
  - Asset sales, including a sell down of Brookfield Properties' equity interest in Brookfield Office Properties Canada ("BOX"); other financings or capital transactions

B-6

Brookfield

Investment Thesis

- BPO believes that its strategy of owning high quality assets in the world's most dynamic markets can be effectively deployed in select developed economies around the world
- BPO believes expansion to Sydney, Melbourne and Perth in Australia will generate more stable and growing returns than new North American markets
- BPO has experienced tenant synergies that can be leveraged in other gateway cities in developed countries such as Australia
- BPO has been actively involved with the Australian management team and assets for a year, minimizing risks associated with entering a new market
- BPO sees the acquisition of the interest in the Australian portfolio (referred to as Brookfield Office Properties Australia or "BOPA") as an integral part of BPO's international growth strategy
  - Adds a large, complementary property portfolio of high quality assets
  - Expands geographic footprint in an attractive new high growth market
  - Assembly of a similar portfolio and platform over time costly and difficult to replicate
  - Opportune time in the real estate cycle to acquire an interest in core assets
- BPO intends to use BOPA and the Australian management team as a platform for growth
  - Australian REITs own real estate assets in multiple sectors (i.e. office, residential, retail and industrial) and retrenchment to pure play entities is expected. This will create opportunities for growth
  - Provides combination of strong operating base and proven management team to grow in existing and possibly new markets

B-7

Brookfield

Australia Economic Landscape

- The global financial crisis has been less severe in Australia and its economy avoided recession
- As the world's economies begin to emerge from the global economic downturn, the Australian economy is in a stronger position than any other advanced economy
- Driving the economy is a rich commodity resource base and, given proximity, a strong trading relationship with Asia
- Asia is expected to experience the highest rates of growth over the next several decades and according to the IMF, within 5 years, Asia's economy will be about 50 percent larger than it is today, accounting for more than one-third of global output
- Australia's financial system is strong, stable and well supervised. Four of the ten highest-rated banking groups are Australian
- Australia's government entities are amongst the strongest in the developed world with limited deficits and the expectations of reaching budget surplus by 2012-2013
- Australia has a strong and growing pipeline of investment projects that will boost investment over the coming years
- The Canadian $ has outperformed the Australian $ in recent months posing an opportune time to decrease exposure to Canadian assets and increase exposure to Australian assets
- All of the above should lead to a vibrant, growing economy with strong job growth

B-8

Brookfield

Portfolio Overview

- The 16 properties cover 8 million square feet across 3 markets

Geographic diversity (by value)[2]

26.7%
48.5%
24.8%
Sydney
Melbourne
Perth

Sydney	
Properties	10
Total area[1] sq. ft. (000s)	4,425
Valuation[2]	$1.843B

Melbourne	
Properties	4
Total area[1] sq. ft. (000s)	2,530
Valuation[2]	$0.941B

Perth	
Properties	2
Total area[1] sq. ft. (000s)	1,178
Valuation[2,3]	$1.014B

[1] *Based on 100% ownership*
[2] *A$(millions), based on ownership interest*
[3] *Includes City Square – under construction*

B-10

Brookfield

Long Term Leases

- Average lease term of 8 years provides for durable and sustainable cash flows
- Approximately 10% of portfolio is expiring in next 2 years providing an opportunity to capture strengthening market rents
  - Mark to market opportunities with average in place net rent of A$48 / sq. ft. vs. market rate of A$51 / sq. ft.
- 85% of portfolio subject to fixed rent reviews with an average increase of 4% p.a.

Rollover Exposure [1]

0.7%
0.2%
5.5%
4.1%
2.0%
3.4%
11.9%
13.5%
58.7%
Vacant
2010
2011
2012
2013
2014
2015
2016
2017+

[1] *Excludes City Square*

B-11

Brookfield

Diversified, quality tenant base with strong credit ratings

Diversification of income important in minimizing risk

Top 10 tenants comprise ~74% of portfolio area [1]

24%
9%
7%
7%
6%
6%
5%
4%
4%
2%
Government
BHP Billiton
Commonwealth Bank
Macquarie
PwC
KPMG
E&Y
Insurance Australia Group
National Australia Bank
Mallesons Stephen Jaques

Credit rating of top 10 tenants ~ 74% of portfolio area

Other
25%
AAA
33%
AA
15%
A
27%

Tenant sector diversity of total portfolio (by area)

Other
16%
Banking & Finance
27%
Professional Services
24%
Resources
9%
Government
24%

[1] *Includes City Square*

B-12

Brookfield

Industry Leading Occupancy

- Portfolio is 99.3% occupied, well in excess of market average of 92.7%[1]
- Quality well-located office buildings
- Track record of maintaining high occupancy
- Strong tenant relationships

Portfolio occupancy vs. market average

Portfolio
Market
99.1%
92.1%
99.4%
93.7%
100.0%
92.3%
Sydney
Melbourne
Perth

[1] *Total vacancy in Sydney, Melbourne and Perth CBD office stock, Q2 2010. Source: Jones Lang LaSalle Market Research Q2, 2010.*

B-13

Brookfield

Property Profile

(Square feet in 000's)	Number of Properties	Leased %	Office	Retail	Leasable	Parking	Total	Owned Interest %	Leasable Own %	Total Own %
SYDNEY										
Darling Park Complex	1	97.7%	1,203	–	1,203	82	1,285	30%	361	386
Macquarie Bank Building	1	100.0%	355	–	355	36	391	100%	355	391
E&Y Centre Sydney [1]	1	100.0%	732	–	732	55	787	50%	366	394
IAG House	1	100.0%	417	–	417	11	428	50%	209	214
KPMG Tower	1	100.0%	301	–	301	15	316	50%	151	158
American Express House [1]	1	100.0%	161	–	161	10	171	100%	161	171
World Square Retail and Car Park	1	98.3%	–	174	174	74	248	50%	87	124
ATO World Square	1	100.0%	248	–	248	29	277	50%	124	139
NAB House	1	99.1%	430	–	430	31	461	25%	108	115
King Street Wharf Retail	1	100.0%	–	61	61	–	61	100%	61	61
	10	**99.1%**	**3,847**	**235**	**4,082**	**343**	**4,425**		**1,983**	**2,153**
MELBOURNE										
Southern Cross East [2]	1	100.0%	864	–	864	133	997	100%	864	997
Southern Cross West	1	99.2%	509	–	509	–	509	50%	255	255
Bourke Place	1	98.7%	704	–	704	106	810	43%	303	348
Defence Plaza [1]	1	100.0%	205	–	205	9	214	100%	205	214
	4	**99.4%**	**2,282**	**–**	**2,282**	**248**	**2,530**		**1,627**	**1,814**
PERTH										
Bishops See South Tower	1	100.0%	192	–	192	14	206	50%	96	103
TOTAL OFFICE - OPERATING	**15**	**99.3%**	**6,321**	**235**	**6,556**	**605**	**7,161**		**3,706**	**4,070**
City Square – Perth (Development)	1	72.0%	926	–	926	46	972	100%	926	972
TOTAL - ALL	**16**	**–**	**7,247**	**235**	**7,482**	**651**	**8,133**		**4,632**	**5,042**

1 *Property held through the Prime Property Fund. BPO will own a 68% economic interest in the Prime Property Fund.*
2 *25% of the property is held through the Prime Property Fund and 75% is held directly by BAM. BPO will own an effective 92% economic interest in the property.*

B-14

Brookfield

Total Portfolio

STATISTICS *(sq. ft. in 000's)*

Operating properties	15
Total sq. ft	7,161
Leasable sq. ft.	6,556
Leasable sq. ft. at ownership	3,706
Portfolio vacancy	0.7%
Market vacancy (national average)	7.3%

Pictured Above: Sydney Harbor

VACANCY / ROLLOVER EXPOSURE

(000's sq. ft. and % of Total Portfolio)[(1)]

Average Lease Life of 8 years

48
0.7%
12
0.2%
361
5.5%
269
4.1%
133
2.0%
Currently Available
2010
2011
2012
2013

(1) Excludes property under development

B-15

Brookfield

Sydney

KPMG Tower
Macquarie Bank Building
King Street Wharf
American Express House
NAB House
CIRCULAR QUAY
WYNYARD
IAG House
SYDNEY
TOWN HALL
Darling Park
ATO Building
World Square Retail
Ernst & Young Centre

VACANCY / ROLLOVER EXPOSURE

(000's sq. ft. and % of Sydney Portfolio)

Average Lease Life of 8 years

35
0.9%
Vacant
3
0.1%
2010
84
2.1%
2011
199
4.9%
2012
112
2.7%
2013

STATISTICS *(sq. ft. in 000's)*

Operating properties	10
Total sq. ft	4,425
Leasable sq. ft.	4,082
Leasable sq. ft. at ownership	1,983
Portfolio vacancy	0.9%
Market vacancy	7.9%

B-16

Brookfield

Sydney

(sq. ft. in 000's)	Darling Park Complex	Macquarie Bank Building	E&Y Centre Sydney	IAG House
Office sq. ft	1,203	355	732	417
Retail sq. ft.	–	–	–	–
Total leasable sq. ft.	1,203	355	732	417
Parking sq. ft.	82	36	55	11
Total sq. ft.	1,285	391	787	428
Ownership %	30%	100%	50%	50%
Leasable sq. ft. at ownership	361	355	366	209
Vacancy	2.3%	0.0%	0.0%	0.0%

B-17

Brookfield

Sydney

(sq. ft. in 000's)	KPMG Tower	American Express House	World Square Retail	ATO World Square
Office sq. ft	301	161	—	248
Retail sq. ft.	–	–	174	–
Total leasable sq. ft.	301	161	174	248
Parking sq. ft.	15	10	74	29
Total sq. ft.	316	171	248	277
Ownership %	50%	100%	50%	50%
Leasable sq. ft. at ownership	151	161	87	124
Vacancy	0.0%	0.0%	1.7%	0.0%

B-18

Brookfield

Sydney

(sq. ft. in 000's)	**NAB House**	**King Street Wharf Retail**
Office sq. ft	430	–
Retail sq. ft.	–	61
Total leasable sq. ft.	430	61
Parking sq. ft.	31	–
Total sq. ft.	461	61
Ownership %	25%	100%
Leasable sq. ft. at ownership	108	61
Vacancy	0.9%	0.0%

B-19

Brookfield

Sydney Market

Market Vacancy

14%
12%
10%
8%
6%
4%
2%
0%
6.0%
7.7%
10.5%
11.9%
10.4%
9.2%
6.1%
7.5%
8.2%
7.9%
2001 2002 2003 2004 2005 2006 2007 2008 2009 Q2 2010

Market Characteristics

- CBD market size is 51.4 million sq. ft. with 1.9 million sq. ft. currently under construction
- The vacancy rate for all classes of office space in the CBD decreased from 8.0% in Q1 2010 to 7.9% in Q2 2010
- Overall vacancy rate for CBD Class "AA" and "A" buildings combined increased to 8.4% (2.3 million sq. ft.) at the end of Q2 2010 from 6.5% (1.7 million sq. ft.) at the end of Q1 2010, and up from 7.1% (1.9 million sq. ft.), at the end of Q4 2009
- Absorption for Q1 2010 in CBD Class "AA" and "A" offices was positive 0.2 million sq. ft.
- The increase in Class "AA" and "A" vacancy reflects the recent supply of new office stock. After a strong start to 2010, leasing demand softened slightly in Q2. Face rents stabilized over the quarter; however, effective rents increased as incentive levels declined

Source: Jones Lang LaSalle Market Research Q2, 2010.

B-20

Brookfield

Melbourne

Southern Cross East
Southern Cross West
Bourke Place
Defence Plaza
MELBOURNE
SOUTHBANK

VACANCY / ROLLOVER EXPOSURE

(000's sq. ft. and % of Melbourne Portfolio)

Average Lease Life of 8 years

13
0.6%
Vacant
9
0.4%
2010
277
12.1%
2011
70
3.1%
2012
21
0.9%
2013

STATISTICS *(sq. ft. in 000's)*

Operating properties	4
Total sq. ft	2,530
Leasable sq. ft.	2,282
Leasable sq. ft. at ownership	1,627
Portfolio vacancy	0.6%
Market vacancy	6.3%

B-21

Brookfield

Melbourne

(sq. ft. in 000's)	Southern Cross East	Southern Cross West	Bourke Place	Defence Plaza
Office sq. ft	864	509	704	205
Retail sq. ft.	–	–	–	–
Total leasable sq. ft.	864	509	704	205
Parking sq. ft.	133	–	106	9
Total sq. ft.	997	509	810	214
Ownership %	100%	50%	43%	100%
Leasable sq. ft. at ownership	864	255	303	205
Vacancy	0.0%	0.8%	1.3%	0.0%

B-22

Brookfield

Melbourne Market

Market Vacancy

12%
10%
8%
6%
4%
2%
0%
6.6%
6.1%
10.2%
8.6%
8.1%
7.0%
4.2%
5.3%
6.4%
6.3%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Q2 2010

Market Characteristics

- CBD market size is 45.2 million sq. ft. with 0.8 million sq. ft. currently under construction
- The vacancy rate for all classes of office space in the CBD remained stagnant from Q1 2010 to Q2 2010 at 6.3%
- Overall vacancy rate for CBD Class "AA" and "A" buildings combined decreased to 4.8% (1.2 million sq. ft.) at the end of Q2 2010 from 5.2% (1.3 million sq. ft.) at the end of Q1 2010, and down from 5.5% (1.4 million sq. ft.), at the end of Q4 2009
- Absorption for Q2 2010 in CBD Class "AA" and "A" offices was positive 0.1 million sq. ft.
- The Melbourne office market has emerged strongly post global financial crisis and vacancy has most likely peaked. Rental growth increased in the second half of 2009 and will continue to grow strongly through to 2015. A lack of contiguous development space has limited supply

Source: Jones Lang LaSalle Market Research Q2, 2010.

B-23

Brookfield

Perth

NORTHBRIDGE
City Square
Bishops See South Tower
Swan River

VACANCY / ROLLOVER EXPOSURE

(000's sq. ft. and % of Perth Portfolio)

Average Lease Life of 8 years

0.0%
0.0%
0.0%
0.0%
0.0%
Vacant
2010
2011
2012
2013

STATISTICS *(sq. ft. in 000's) – Excluding City Square*

Operating properties	1
Total sq. ft	206
Leasable sq. ft.	192
Leasable sq. ft. at ownership	96
Portfolio vacancy	0.0%
Market vacancy	7.7%

B-24

Brookfield

Perth

(sq. ft. in 000's)	City Square [1]	Bishops See South Tower
Office sq. ft	926	192
Retail sq. ft.	–	–
Total leasable sq. ft.	926	192
Parking sq. ft.	46	14
Total sq. ft.	972	206
Ownership %	100%	50%
Leasable sq. ft. at ownership	926	96
Vacancy	N/A	0.0%

(1) Currently under construction and 72% pre-leased

B-25

Brookfield

Perth Market

Market Vacancy

16%
14%
12%
10%
8%
6%
4%
2%
0%
8.8%
11.7%
12.7%
13.4%
6.1%
0.9%
0.3%
1.3%
7.7%
7.7%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Q2 2010

Market Characteristics

- CBD market size is 16.0 million sq. ft. with 1.2 million sq. ft. currently under construction
- The vacancy rate for all classes of office space in the CBD remained stagnant from Q1 2010 to Q2 2010 at 7.7%
- Overall vacancy rate for CBD Class "AA" and "A" buildings combined decreased marginally to 6.5% (0.53 million sq. ft.) at the end of Q2 2010 from 6.6% (0.52 million sq. ft.) at the end of Q1 2010, and down from 7.1% (0.56 million sq. ft.), at the end of Q4 2009
- Absorption for Q2 2010 in CBD Class "AA" and "A" offices was positive 0.01 million sq. ft.
- Perth's office market made a strong start to 2010, with absorption levels higher than forecast. Stronger business confidence has seen increased take up. Leasing activity was buoyant and rents have remained stable. Vacancy is forecast to increase as new supply is delivered through to 2012

Source: Jones Lang LaSalle Market Research Q2, 2010.

B-26

Brookfield

Key Metrics of Strategic Plan[1]

- **International diversification** – BPO invested in office properties in United States, Canada and Australia
- **Quality portfolio** – 110 properties totaling 67 million leasable square feet
- **High occupancy** – 95.2%
- **Low annual lease rollover** over next 3 years – annual average of 4.9%
- **Long average lease duration** – 7.3 years
- **Quality tenant base** – average tenant "A" rated[2]
- **Internal growth** – average in-place net rent is 9% below current market
- **Development pipeline** – 15.6 million square foot development-ready pipeline

KPMG Tower, Sydney

[1] If fully implemented, excludes non-managed assets
[2] Among tenants that are credit-rated

B-28

Brookfield

Improved Long-Term Lease Profile*

Acquisition increases overall occupancy by 50 bps to 95.2% and average lease life from 7.2 years to 7.3 years

Average Lease Term (yrs)

8.0
After
Before
7.1
7.4
U.S.
Canada
Australia

Vacancy Rate

BPO
Market
12%
6%
6%
3%
7%
1%
U.S.
Canada
Australia

*Excludes non-managed properties

B-29

Brookfield

Industry-Leading Occupancy Rates

Pro-active leasing strategy produced 3.6 million sq. ft. of leases in the US and Canada in the first half of 2010. The current managed-portfolio occupancy rate is 95.2%

Vacancy Rates by Market

Midtown NYC*
4.9%
11.5%
Downtown NYC
2.1%
9.9%
Boston
12.8%
21.2%
Washington DC
8.3%
10.0%
Toronto
5.3%
6.6%
Calgary
0.2%
15.2%
Ottawa
0.3%
4.3%
Sydney
0.9%
7.9%
Melbourne
0.6%
6.3%
Perth
0.0%
7.7%
Houston
4.5%
10.0%
Los Angeles*
15.8%
16.9%
Brookfield Properties
Market

* Excludes non-managed properties

B-30

Brookfield

Reduced Rollover Profile

Reduction in 2010-2014 rollover profile reduces risk and ensures continuity of cashflow and low capital expenditures and leasing costs

5-Year Rollover Profile

18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2010
2011
2012
2013
2014
Before
After

000's Sq. Ft.	Before		After	
Vacant	3,185	5.2%	3,233	4.8%
2010	1,370	2.3%	1,382	2.1%
2011	3,587	5.9%	3,948	5.9%
2012	4,288	7.1%	4,557	6.8%
2013	10,157	16.7%	10,289	15.3%
2014	3,315	5.5%	3,535	5.3%
Total	22,717	37.5%	23,711	36.7%
Portfolio	60,764		67,320	

Excludes developments and non-managed properties

B-31

Brookfield

Market Rent Upside

Average in-place rents across the portfolio are 9% lower than comparable market rents, representing a mark-to-market opportunity for new leases

Rents By Market

$50
$45
$40
$35
$30
$25
$20
United States
Canada
Australia
In Place
Market

(US$)	In-Place Net Rent	Market Net Rent	Upside %	% Leases Rolling (2010-12)
United States	$ 24.52	$28.03	14%	16%
Canada	23.93	23.06	(4)%	14%
Australia	43.11	45.94	7%	10%
Total	$ 26.16	$28.46	9%	15%

Excludes developments and non-managed properties

B-32

Brookfield

Market Focus (1)

Our primary markets have resilient economies that produce stable demand for office space. Focus is on financial services, government and energy sector tenant markets

Market Distribution by NOI

Other/ Fees 5%
Ottawa 1%
Denver 2%
Boston 4%
Perth 5%
Melbourne 5%
Houston 5%
L.A. 6%
Washington, DC 6%
Calgary 7%
Sydney 9%
Toronto 11%
NYC- Midtown 8%
NYC- Downtown 26%

(Sq.ft. in 000's)	SQ. FT.	%	% of NOI
NYC - Downtown	14,004	18%	26%
NYC – Midtown	4,438	6%	8%
Toronto	10,710	14%	11%
Sydney	4,425	6%	9%
Calgary	6,912	9%	7%
Washington, DC	7,256	9%	6%
Los Angeles	5,686	7%	6%
Houston	9,118	12%	5%
Melbourne	2,530	3%	5%
Perth	1,178	2%	5%
Boston	2,266	3%	4%
Denver	1,832	2%	2%
Ottawa	2,777	4%	1%
Other & Fees	4,689	5%	5%
Total	77,821	100%	100%

(1) Proforma, includes City Square

B-33

Brookfield

Diversified Tenant Exposures

Further expands relationships with key users of space in North America who also have operations in Australia

Tenant	Location	Sq. Ft.	Expiry	Credit[1]
Government	All markets	5,293,000	Various	AAA
Bank of America/Merrill Lynch	New York, Toronto, Denver, LA	4,923,000	2013	A
Chevron U.S.A.	Houston	1,742,000	2017	AA
Wells Fargo/Wachovia	New York	1,439,000	2015	AA
CIBC World Markets	New York, Toronto, Calgary	1,420,000	2032	A+
RBC Financial Group	Vancouver, Toronto, Calgary, NY, LA, Minn.	1,316,000	2020	AA-
Kellogg, Brown & Root, LLC	Houston	1,214,000	2030	N/R
Bank of Montreal	Toronto, Calgary	1,147,000	2018	A+
Suncor Energy	Calgary	1,015,000	2028	BBB+
JPMorgan Chase	NY, Denver, Houston, LA	952,000	2021	A+
Goldman Sachs	New York	896,000	2012	A
BHP Billiton	Perth	678,000	2027	A+

(1) *Source: Standard & Poors, Moody's or DBRS*

B-34

Brookfield

Premier Developer

- Development pipeline of 15.6 million sq. ft.
- One current active construction, City Square in Perth (926,000 sq. ft.), is 72% pre-leased
- Remaining pipeline at low-cost basis of ~ $44 per sq. ft.:
  - Minimal ongoing capital expenditures required
  - Will build out when market conditions improve, leasing hurdles can be met, and return expectations of 20+% can be achieved
- Right of first offer to develop or purchase three Australian development sites, The Foundry in Melbourne, Bathurst Street in Sydney and Bishops See North Tower in Perth

City Square, Perth

B-35

Brookfield

Acquisition Structure

- BPO's interest in the Portfolio will be acquired through a Total Return Swap entitling BPO to the net cash flows and any changes in the value of the properties
  - This structure preserves the benefit of property-level financing and will allow for efficient transfer of this Portfolio at a future date into a different ownership entity, e.g. public vehicle or private fund in order to continue BPO's asset management strategy
  - BPO will be property manager for the portfolio and will make or approve all significant decisions relating to the properties, including refinancings and other decisions relating to the property debt
  - BPO will be responsible for additional capital requirements and will be entitled to any proceeds from refinancings from the properties
  - BPO will have an option to acquire the properties at anytime

B-37

Brookfield

Sustainability and Corporate Citizenship

- We are a member of the U.S., Canadian and Australian Green Building Councils
- We currently have 12 LEED certifications in our North American office portfolio and 8 Australian office properties have achieved a Green Star rating of 4, 5 or 6
- We have pledged to build all future developments to a minimum LEED Gold or Green Star standard
- 72% of U.S. properties have earned the EPA's ENERGY STAR award and 100% of Canadian properties have achieved BOMA BESt (Building Environmental Standards)
- 79% of Australian office portfolio has achieved a NABERS Energy Rating of 4 or better
- We are a committed philanthropic partner and we encourage our employees to be active volunteers in the communities in which we operate

Brookfield employees in Toronto volunteer with Habitat for Humanity

B-39

Brookfield

Green Certified Properties & Office Spaces

LEED (US & Canada)

- 1225 Connecticut Ave., Washington, DC - Platinum
- Bay Adelaide Centre, Toronto – Gold
- Bankers Court, Calgary – Gold
- Republic Plaza, Denver – Gold
- 53 State St., Boston – Gold
- 75 State St., Boston – Gold
- 701 9th St., Washington, DC – Gold
- One Reston Crescent, Northern Virginia - Gold
- RBC Plaza, Minneapolis - Gold
- 33 South Sixth St., Minneapolis – Silver
- BPO's Los Angeles regional office - Gold
- BPO's Washington D.C. regional office – Gold

ENERGY STAR (US)

- Two properties in NYC
- Two properties in Boston
- Nine properties in Greater DC
- Nine properties in Houston
- Four properties in Greater LA
- One property in Denver
- Two properties in Minneapolis

Green Rating (Australia)

- Maquarie Bank Building, Sydney – 6-Star
- IAG House, Sydney – 5-Star
- Bishops See South, Perth – 5-Star
- City Square, Perth – 5-Star*
- Southern Cross West, Melbourne – 5-Star
- NAB House, Sydney – 4-Star*
- AMEX House, Sydney – 4-Star

NABERS Energy Rating (Australia)

- Maquarie Bank Building, Sydney – 5-Star*
- KPMG Tower, Sydney – 5-Star
- City Square, Perth – 5-Star*
- ATO World Square, Sydney – 5-Star
- Darling Park 2, Sydney – 5-Star
- Darling Park 1, Sydney – 4.5-Star*
- IAG House, Sydney – 4.5-Star*
- E&Y Centre, Sydney – 5-Star
- Southern Cross East & West, Melbourne – 4.5-Star*
- NAB House, Sydney – 4-Star*
- AMEX House, Sydney – 4-Star
- Bourke Plaza Trust, Melbourne – 2-Star

BOMA Building Environmental Standards (Canada)

- Entire BPO portfolio

*projected

B-40

Brookfield

Senior Management Team

Name	Position	Phone
Ric Clark	President & CEO	(212) 417-7063
Bryan Davis	CFO	(212) 417-7166
Dennis Friedrich	President & CEO, U.S. Commercial Operations	(212) 417-7032
Tom Farley	CEO, Canadian Commercial Operations CEO, Australia Commercial Operations [1]	(416) 369-2706
Jan Sucharda	President & COO, Canadian Commercial Operations	(416) 369-6095
Alan Norris	President & CEO, Residential Development Operations	(403) 231-8905
Melissa Coley	Vice President, Investor Relations	(212) 417-7215

[1] *Upon closing for a transitional period*

B-41

Brookfield

Analyst Coverage

COMPANY	NAME	PHONE	NAME	PHONE
BMO Nesbitt Burns	Karine MacIndoe	(416) 359-4269	Garreth MacRae	(416) 359-6769
Canaccord Adams	Shant Poladian	(416) 869-6595	Yashwant Sankpal	(416) 869-3643
CIBC World Markets	Alex Avery	(416) 594-8179		
Citigroup	Michael Bilerman	(212) 816-1383	Josh Attie	(212) 816-1685
Credit Suisse	Andrew Rosivach	(415) 249-7942		
Cowan & Company	Michael Gorman	(646) 562-1381		
Deutsche Bank	John Perry	(212) 250-4912	Vincent Chao	(212) 250-6799
Goldman Sachs	Jay Habermann	(917) 343-4260	Sloan Bohlen	(212) 902-2796
Green Street Advisors	John Stewart	(949) 640-8780	Michael Knott	(949) 640-8780
ISI Group	Steve Sakwa	(212) 446-9462	Ian Weissman	(212) 446 -9461
JP Morgan	Anthony Paolone	(212) 622-6682	Joseph Dazio	(212) 622-6416
National Bank Financial	Jimmy Shan	(416) 869-8025		
RBC Capital Markets	Neil Downey	(416) 842-7835	Tyler Bos	(416) 842-4123
Scotia Capital Markets	Mario Saric	(416) 863-7824		
Stifel Nicolaus	John Guinee	(443) 224-1307	Erin Aslakson	(443) 224-1350
TD Newcrest	Sam Damiani	(416) 983-9640	Maurice Choy	(416) 983-4406
UBS	Ross Nussbaum	(212) 713-2484		

B-42